Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

May 14, 2024

Re:	Patria Latin American Opportunity Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed May 6, 2024 File No. 001-41321

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Benjamin Holt Isabel Rivera

Ladies and Gentlemen:

On behalf of Patria Latin American Opportunity Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated May 13, 2024 (the “Comment Letter”). On May 6, 2024, the Company publicly filed its Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). In response to the comments set forth in the Comment Letter, the Company has amended the Preliminary Proxy Statement and is submitting Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed May 6, 2024

Risk Factors, page 1

1.	We note your letter dated December 28, 2023, in response to a comment letter dated December 19, 2023, relating to your Form 10-K for the year ended December 31, 2022, where you provided proposed disclosure that your sponsor is controlled by and has substantial ties with non U.S. persons and disclosing the accompanying risk of such ties to a potential initial business combination being subject to review by the Committee on Foreign Investment in the United States (CFIUS). Please revise your disclosure in the preliminary proxy statement to include the disclosure proposed in your December 28, 2023 response letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

In the event the Extension Amendment Proposal is approved and we amend our Articles of Association, Nasdaq may delist our securities . .. . , page 3

2.	Please revise to disclose that your proposal to extend your termination date beyond 36 months from the effectiveness of your initial public offering registration statement does not comply with Nasdaq listing rules. Describe the risks of your non-compliance, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

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Please do not hesitate to contact me at (212)-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:	José Augusto Gonçalves de Araújo Teixeira, Chief Executive Officer, Patria Latin American Opportunity Acquisition Corp.

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